January 11, 2012

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Legend Oil and Gas, Ltd. (the “Company”)
Registration Statement on Form S-3
Filed November 23, 2011
File No. 333-178176
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 0-49752
Amendment No. 1 to Form 8-K
Filed November 23, 2011
File No. 0-49752

Dear Mr. Schwall:

We received the Staff’s comments set forth in your letter dated December 16, 2011, with respect to the above-referenced filings for Legend Oil and Gas, Ltd. Below are our responses to those comments, numbered to correspond to your numbered comments. Concurrently with this letter, we are filing Amendment No. 1 to our Registration Statement on Form S-3/A and Amendment No. 2 to our Form 8-K/A in response to the Staff’s comments, as described below.

General

1.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

We have made appropriate corresponding changes to all disclosures to which a comment relates, including page references to all responsive disclosure.

2.	If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

We have responded to each question and bullet point and have provided numbered responses that identify the page(s) of the appropriate filing with the responsive disclosure.

3.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

We acknowledge that the registration statement will not be declared effective until we have cleared all Staff comments.

Securities and Exchange Commission

January 11, 2012

4.	Please explain the basis for your eligibility to use Form S-3.

We are eligible to use Form S-3 because we satisfy the registrant requirements set forth in General Instruction I.A of Form S-3 and because we satisfy the transaction requirements set forth in General Instruction I.B.3 of Form S-3.

With respect to the registrant requirements set forth in Instruction I.A:

•	We are a corporation organized under the laws of the State of Colorado (Instruction I.A.1);

•	Our principal place of business and principal operations are located in the United States (Instruction I.A.1);

•	We have a class of securities registered pursuant to Section 12(g) of the Exchange Act (Instruction I.A.2)

•

We have been subject to the requirements of Section 12 of the Exchange Act and have filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least 12 calendar months (Instruction I.A.3);

•

We have filed in a timely manner all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the filing of the registration statement (other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 20.5, 2.06, 4.02(a) or 5.02(e) of Form 8-K) (Instruction I.A.4); and

•

Neither we nor any of our consolidated or unconsolidated subsidiaries have, since December 31, 2010: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted: (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long-term leases, which defaults in the aggregate are material to the financial position of us and our subsidiaries, taken as a whole (Instruction I.A.5).

With respect to Instruction I.A.1, we believe that our principal operations are located in the United States in that our principal corporate offices are located in Seattle, we make our principal business decisions here and funds from our U.S. operations and from our Canadian subsidiary are deposited in our bank account in the United States. We recognize that a majority of the oil production occurs in Canada, from our subsidiary’s Canadian properties. In the event that, based on this factor, it is deemed that our principal operations are located outside of the United States, we rely on Question 215.07 of the Staff’s Compliance and Disclosure Interpretations: Securities Act Forms, which provides that if a domestic issuer satisfies all Form S-3 requirements other than the General Instruction I.A.1 registrant requirement that the issuer’s principal business operations occur in the U.S., the issuer can use Form S-3 based on General Instruction I.A.6, which permits a foreign issuer that satisfies all Form S-3 requirements other than the provisions in I.A.1 relating to organization and principal business operations to use Form S-3.

With regard to the transaction requirements, we are relying on Question 116.14 of the Staff’s Compliance and Disclosure Interpretations: Securities Act Forms, which provides that if an issuer meets the float test in General Instruction I.B.1 of Form S-3, it may use Form S-3 for secondary offerings, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association, as required by General Instruction I.B.3. We consider our two officers and directors to be our only affiliated shareholders, holding in aggregate 12,021,000 shares of common stock. As of the date of filing of the Form S-3, there were 38,561,516 shares held by non-affiliates. Based on the closing stock price of our common stock on November 15, 2011, as of a date within 60 days prior to filing the Form S-3, our public float was $83,292,875, which exceeded the $75 million requirement in General Instruction I.B.1.

5.	For each selling shareholder that is a legal entity, please identify in the registration statement the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We have revised the disclosure in the section entitled “Selling Shareholders” on page 18 of Form S-3/A to identify for each selling shareholder that is a legal entity the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder, based on information provided by that selling shareholder.

Securities and Exchange Commission

January 11, 2012

Forward-Looking Statements, page 3

6.	Please revise your disclosure to remove any reference to the safe harbors for forward looking statements available under Section 27A of the Securities Act and Section 21E of the Exchange Act as these provisions are not available to issuers of penny stock.

We have revised our disclosure on page 3 of the Form S-3/A and on page i of Form 8-K/A to remove the references to the safe harbor.

Undertakings, page ii

7.	We note that your cover page indicates that you are conducting a continuous or delayed offering pursuant to Rule 415. Please include the corresponding undertakings pursuant to Item 512(a)(5) of Regulation S-K.

We have added to page iii of Part II of Form S-3/A the required undertaking pursuant to Item 512(a)(5) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Financial Statements

Note 4 – Oil and Gas Properties, page 9

8.	We note you do not report proved reserves as of December 31, 2010; therefore, your annual financial statements do not reflect amortization associated with your capitalized oil and gas property costs. However, it appears you report proved reserves in your interim financial statements as of and for the interim period ended September 30, 2011. Please disclose within your interim financial statements the events that occurred resulting in this significant reclassification of reserves to comply with the guidance of FASB ASC 932-270-50-1.

We propose to include the following disclosure to describe the oil and gas reserves on the Piqua properties in Note 4 to the financial statements as of and for the interim period ended September 30, 2011:

“During 2011, we obtained a reserve study and determined proved oil and gas reserves on the Piqua properties. As a result, we began recognizing amortization expense on the unit-of-production method for the related oil and gas property costs. Amortization expense amounted to $29,309 and $49,103 for the three and nine month periods ended September 30, 2011, respectively. At the time our annual financial statements as of December 31, 2010 were issued, our Piqua properties did not have proved oil and gas reserves attributed to them and therefore, there were no capitalized oil and gas property costs subject to amortization.”

Note 5 – Stockholders’ Equity, page 10

9.	We note the holders of shares of your convertible preferred stock have the right to require you to repurchase their shares at a fixed price in the event your common stock is not listed for trading or otherwise quoted on the NYSE, AMEX, NASDAQ or any other market more senior than the OTC Bulletin Board on or before March 31, 2012. Please tell us how you concluded your preferred stock is appropriately classified as equity under the guidance of FASB ASC 480.

We have concluded the 2,300,000 shares of convertible preferred stock issued on August 10, 2011, are appropriately classified as equity under the guidance of FASB ASC 480-10-S99.

Securities and Exchange Commission

January 11, 2012

Following is the guidance in ASC 480-10-S99-3A paragraph 2:

“ASR 268 requires that preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.”

In addition, ASC 480-10-S99-3A paragraph 5 states:

“Determining whether an equity instrument is redeemable at the option of the holder or upon the occurrence of an event that is solely within the control of the issuer can be complex. The SEC staff believes that all of the individual facts and circumstances surrounding events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the instrument to be classified in temporary equity.”

Therefore, a preferred security, or other equity instrument, that may be redeemed at the option of the holder, or upon the occurrence of an event not solely within our control, would be classified outside stockholders’ equity as temporary equity.

The event that would trigger the preferred stockholders’ right to require redemption is not achieving a listing on the NYSE, AMEX, NASDAQ, or any other market more senior than the OTC Bulletin Board on or before March 31, 2012. We believe that we control achieving a listing on the markets described and, therefore, the convertible preferred stock issued on August 10, 2011 is appropriately classified as equity.

We believe the ability to become listed on a stock market more senior than the OTC Bulletin Board on or before March 31, 2012, is in our control because:

•	We have been advised by the OTCQX that we meet the requirements for listing. Upon application, which is in our control, we will be accepted.

•

We consider this similar to the situation described in the letter from the AICPA SEC Regulations Committee dated April 12, 1990. In that letter, the SEC stated the Staff’s position that companies do control attempts for a public offering.

Accordingly, we believe the convertible preferred stock is appropriately classified as permanent equity.

Upon further analysis, we reclassified the common stock that we issued in connection with our purchase of oil and gas producing properties from Sovereign, as an addition to stockholders’ equity as presented in the pro forma financial statements. Similar to the preferred stock described above, Sovereign’s right to require us to repurchase such shares of common stock is subject to whether we obtain listing on a stock market more senior than the OTC Bulletin Board on or before March 31, 2012. Accordingly, we made changes to the pro forma balance sheet and Note 1(iv) to the pro forma financial statements filed as Exhibit 99.6 to the Form 8-K/A.

Exhibit 99.1

10.	We note you have filed as an exhibit a reserve study and report prepared by KLH Consulting. This report does not comply with Item 1202(a)(8) of Regulation S-K. Further, the engineer does not appear to have used the definitions set forth in Rule 4-10(a) of Regulation S-X to determine reserves and prepare this report. Please request your engineers to revise their report accordingly. In addition, detail the revisions you would need to make to your financial statements and disclosures within the Form 8-K/A filed on November 23, 2011 to the extent you determine your Piqua properties do not contain proved reserves.

We have provided a revised reserve report from KLH Consulting in compliance with Item 1202(a)(8) of Regulation S-K and using the definitions set forth in Rule 4-10(a) of Regulation S-X. A copy of the revised reserve report is filed as Exhibit 99.2 to the Form 8-K/A. Because the revised reserve report from KLH Consulting concludes that there are proved reserves on the Piqua properties, we have not provided any revisions that would need to be made to the financial statements if there were no reserves.

Securities and Exchange Commission

January 11, 2012

Form 8-K, as amended November 23, 2011

Description of Business, page 4

Purchase of Assets, page 1

Reserves, page 6

11.	We note you have filed, as Exhibit 99.3, a reserves studies report of the oil and gas properties you acquired from Sovereign Energy Corp. (Sovereign). The third party engineer, InSite Petroleum Consultants Ltd. has determined these reserves using the definitions contained in CSA 51-324, which is the glossary to NI 51-101. Please note you may only report within the forms you file with us reserves that meet the definitions set forth in Rule 4-10(a) of Regulation S-X. Please revise the information you have presented in the Form 8-K/A based on this guidance.

We have provided a revised reserve report from InSite Petroleum Consultants Ltd. using the definitions set forth in Rule 4-10(a) of Regulation S-X. A copy of the revised reserve report is filed as Exhibit 99.3 to the Form 8-K/A.

Markets for Oil and Gas, page 7

12.	Please clarify to what extent you rely on your operating partners to market and sell your production and to what extent you rely on third-party marketers.

We have added the requested disclosure on page 7 of the Form 8-K/A. We currently sell approximately 91.5% of our Canadian and U.S. production through third-party marketers. The remaining approximately 8.5% of our production is marketed through our joint venture partners, other owners of working interests in the properties in which we hold an interest.

Risk Factors, page 12

13.	Please add disclosure concerning risks related to penny stock.

We have added a risk factor relating to penny stock on page 20 of the Form 8-K/A and on page 16 of the Form S-3/A.

Our Common Shares are quoted on the Over-the-Counter Bulletin Board..., page 19

14.	We note your disclosure that your “trading price of the Common Shares on the OTCBB is currently near a record high, and the market value of the Common Shares is currently trading at a significant premium to the value of our current assets, revenue and earnings.” This statement appears inconsistent with your disclosure on page 46, which indicates that between October 1, 2011 and November 22, 2011, your stock traded at a low of $0.62. Please advise, and revise your disclosures accordingly.

We have revised the risk factor on page 19 of the Form 8-K/A and on page 16 of the Form S-3/A to delete the reference to the trading premium of the common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

15.	Please expand your disclosures to explain the types of professional fees paid for the nine months ended September 30, 2011. Also, explain to the extent any of these fees were paid to any related parties.

We have added disclosure to page 33 of the Form 8-K/A to explain the types of professional fees paid during the nine-month period, and the extent to which any of these fees were paid to any related parties.

Securities and Exchange Commission

January 11, 2012

Executive Compensation, page 41

16.	Please file any material agreements related to Mr. Vandeberg’s employment as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question “similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii).” Refer to Compliance and Disclosure Interpretations: Regulation S-K, Question 146.04.

There are no agreements, either verbal or written, related to Mr. Vandeberg’s employment as an officer or director. We have added disclosure on page 42 of the Form 8-K/A to state that Mr. Vandeberg’s employment is at will.

Exhibit 99.6

17.	We note your pro forma financial statements have been derived from information contained in Notes 12 and 19 of Sovereign’s historical audited financial statements and unaudited interim financial statements, respectively. Please modify your pro forma presentation to include a separate column which presents the historical financial information of Sovereign as detailed in these notes; then present another column reflecting the foreign currency translation adjustments, followed by a summation column. Your adjustments column would reflect the purchase price allocation and related financing, along with the removal of any assets not acquired or liabilities assumed in the transaction. This presentation would benefit investors, as the source of the Sovereign’s pro forma information would correspond to information contained in their financial statements.

We have revised the pro forma financial statements to include a separate column for the historical information of Sovereign, with foreign currency translation adjustments, a subtotal for Sovereign and an adjustments column to arrive at a pro-forma total. The revised pro forma financial statements are filed as Exhibit 99.6 to the Form 8-K/A.

18.	We note you are required to issue additional common shares to Sovereign if the volume weighted average trading price of your common shares falls below certain threshold amounts. In addition, you are required to issue additional shares to Sovereign in the event you sell common shares at a price less than $2.00 at any time during the 14-month period following the filing of the Form 8-K. Please tell us why you believe these terms of the asset purchase agreement do not result in the recognition of contingent consideration as of the acquisition date. Refer to FASB ASC 805-30 for further guidance on this matter.

For purposes of the pro-forma financial statements we have assumed that there was a nominal fair value for the contingent shares and no amount was reflected in the purchase price allocation. We have added additional disclosure in the pro-forma financial statements for this assumption. For our annual report for the fiscal year ended December 31, 2011, we will complete a fair value calculation for the estimated additional shares that will be issued and include this in the purchase price allocation.

19.	We note a portion of the cash paid to Sovereign was obtained from borrowings under your credit facility and this loan bears interest at a variable rate. As the actual interest rate can vary, please disclose the effect on income of a 1/8 percent variance in the interest rate.

We have included an interest rate sensitivity calculation in Note 2(i) to the revised pro-forma financial statements noting that a 1/8 percent increase in the interest rate would result in $6,600 of additional annual interest expense.

Securities and Exchange Commission

January 11, 2012

20.	Please clarify in further detail how you derived the adjustments to reflect the tax effect of this transaction, as it appears the adjustments were not calculated using the statutory rate in effect during the periods for which the pro forma income statements are presented.

Current income taxes were determined based on the estimated taxable income for each pro-forma period less the estimated tax pools resulting from the acquisition of the Sovereign properties. For the December 31, 2010 period this was based on revenues of $5.2 million (2011 - $2.9 million), less operating expenses of $2.3 million (2011 - $1.2 million), less Canadian Oil and Gas Property Expense tax pool deductions of $1.8 million (2011 - $1.3 million), less interest expense of $0.2 million (2011 - $0.1 million), which results in incremental taxable income of $1.0 million (2011 - $0.3 million). This was then tax effected at the statutory tax rate of 28% (26.5% in 2011) resulting in $0.3 million (2011 - $0.1 million) of current tax expense. No amounts were recorded for deferred taxes as a valuation allowance has been taken on the deferred tax asset relating to the pro-forma depletion and accretion adjustments.

In completing the pro forma income tax calculations it was noted that a deferred income tax recovery under U.S. GAAP purposes was inappropriately included for Sovereign in the years ended December 31, 2010 and 2009. For U.S. GAAP purposes a full valuation allowance has been taken and there should not have been any deferred income tax recoveries recorded. The changes to reflect the correction of this error have been included in the amended December 31, 2010 financial statements for Sovereign.

21.	To the extent you acquired proved reserves as defined in Rule 4-10(a) of Regulation S-X, please present pro forma reserve quantity information and pro forma disclosure of the standardized measure of discounted future net cash flows of those reserves as of December 31, 2010.

Proved reserves were acquired and disclosure has been included in Note 3 to the pro forma financial statements to disclose the 546,502 BOE of proved reserves and $7,699,688 of standardized discounted cash flows of the reserves acquired as of December 31, 2010.

As of December 31, 2010, we did not have any estimated proved reserves, as disclosed in our Annual Report on Form 10-K.

********

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find our responses to your comments satisfactory, and the additional information provided helpful. Please feel free to call our securities counsel, Timothy M. Woodland, at (206) 254-4424, to discuss any questions, issues or additional comments or requests. We look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Respectfully,

LEGEND OIL AND GAS, LTD.

/s/ James Vandeberg
Chief Financial Officer